SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction of Formation
Converse Inc.	Delaware
NIKE Commercial (China) Co., Ltd.	China
NIKE de Mexico, S. de R.L. de C.V.	Mexico
NIKE Europe Holding B.V.	Netherlands
NIKE Global Trading B.V.	Netherlands
NIKE Japan Group LLC	Japan
NIKE Korea LLC	Korea
NIKE Retail B.V.	Netherlands
NIKE Retail Services, Inc.	Oregon
NIKE Sport (China) Co., Ltd.	China
NIKE Trading Company B.V.	Netherlands
NIKE USA, Inc.	Oregon
Pursuant to Item 601(b)(21) of Regulation S–K, we have omitted some subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of May 31, 2024, under Rule 1–02(w) of Regulation S–X.